Exhibit 99.1

FOR IMMEDIATE RELEASE

Fincera Reports Third Quarter 2016 Financial Results

Highlighted by Continued Growth in B2B Payment Solutions and Lending Platforms

Shijiazhuang, Hebei Province, China – December 1, 2016 – Fincera Inc. (“Fincera” or the “Company”) (OTCQB: AUTCF) (fka AutoChina International), a leading provider of web-based financing and ecommerce services for small and medium-sized businesses and individuals in China, today reported financial results for the third quarter ended September 30, 2016.

Operational Highlights

(RMB in millions)	For the Three Months Ended
	September 30, 2016	June 30, 2016		September 30, 2015
	Amount	Amount	% Change	Amount	% Change
CeraPay Transaction Volume	6,444.7	6,024.1	7.0%	2,850.9	126.1%
CeraVest Loans Issued	1,273.0	1,264.2	0.7%	931.3	36.7%

CeraPay (https://www.dianfubao.com/)

CeraPay is the Company’s credit advance and online payment processing platform. Launched in November 2014, CeraPay allows customers to pay for their everyday needs at participating merchants through the online CeraPay transaction network. With functionality similar to a credit card, the Company issues revolving credit lines to customers, which they can use to make purchase transactions via the CeraPay application. Fincera earns transaction fees through its CeraPay platform.

During the third quarter, CeraPay customers made payment transactions totaling RMB6.4 billion, (approximately $981 million) a 126.1% increase compared to the prior-year period and a 7.0% increase compared to the second quarter of 2016. The Company has achieved quarterly growth throughout 2016.

CeraVest (https://www.qingyidai.com/)

CeraVest is the Company’s small business lending platform. From its inception in November 2014 through September 30, 2016, CeraVest originated over RMB6.1 billion (approximately $952 million) in loans. Fincera created CeraVest as an online lending marketplace that provides short-term operating capital for small and medium-sized businesses. CeraVest originates loans and sell these loans to the public. Currently, individuals may invest on the CeraVest platform and earn an annual interest rate of up to approximately 8.0% on a flexible term investment, or 8.6% for a 6-month investment if held to maturity. Fincera earns origination fees on CeraVest loans.

CeraVest originated RMB1.3 billion (approximately $194 million) in loans during the third quarter of 2016, a 36.7% increase compared to the prior-year period and a 0.7% increase compared to the second quarter of 2016. The CeraVest loan portfolio had a total unpaid principal balance of approximately RMB 2.6 billion (approximately $395 million) at September 30, 2016.

Discontinued Operations

The Company now classifies its legacy truck leasing business as a discontinued operation for all periods presented below. During the quarter, the Company continued to wind down this legacy truck leasing business and expects to continue servicing and collecting payments on existing commercial vehicle leases until all obligations related to the individual leases are met, which the Company estimates should occur by the end of 2017.

Subsequent Events – Completion of Purchase of Kai Yuan Finance Center Building Space

On October 19, 2016, the Company completed its previously announced purchase from a related party of the remaining portions of the Kai Yuan Finance Center, a 245-meter tall building in central Shijiazhuang City, Hebei Province (the “Building Assets”) that it did not already own in a transaction valued at approximately $361.9 million, including assumption of debt of $250.4 million. The Company previously acquired 23 floors, or 60,000 square meters, of the building in a purchase transaction completed in late 2012. The Building Assets consist of 31 floors and an underground parking garage, totaling over 119,000 square meters, which house the Hilton Shijiazhuang, a premiere 594-room hotel. The transaction includes the purchase of the entity that contracts with Hilton Worldwide to operate the hotel. See the Report of Foreign Private Issuer on Form 6-K filed by the Company on October 28, 2016 for further details.

Fincera Inc. December 1, 2016	Page 2

Management Commentary

Mr. Yong Hui Li, Chairman and CEO of Fincera, stated, “Throughout 2016 Fincera has continued to take advantage of a disconnect between the financing needs of small-to-medium sized businesses in China and the financing vehicles available to them in the marketplace. We are pleased with the continued acceptance of our suite of products and services during this period, as we believe that the Company combines the high-tech network capabilities of larger institutions with the high-touch focus on the customer that is lacking in small-business lending.”

Mr. Li continued, “We achieved sequential-quarter and year-over-year growth in both CeraPay transaction volume and CeraVest loans issued, which drove a 92.2% increase in total income (revenues) for the quarter ended September 30, 2016 as compared to the prior year period. These flagship platforms leverage technology from our experience as an operator of a nationwide commercial vehicle financing network to provide effective financing solutions for our customers. We are also continuing to leverage the network to develop complementary products targeted for use in different industries. Fincera has a nationwide network of over 2,200 employees operating in 31 provinces, municipalities, and autonomous regions throughout China. We believe we are one of the largest financial support networks in China, with a widely recognized brand that continues to gain greater prominence. We believe that as we continue to leverage this network, the Company has the potential to achieve economies of scale that can generate returns for investors above that of traditional financing and payment processing institutions.”

Third Quarter 2016 Financial Results

Income (Revenues)

The table below sets forth certain line items from the Company’s Consolidated Statement of Income as a percentage of income:

(USD in thousands)	Three months ended September 30, 2016		Three months ended September 30, 2015
	Amount	% of Revenue	Amount	% of Revenue	% Change
Service charges	$20,435	60.7%	$9,664	55.2%	111.5%
Interest income	10,989	32.7%	5,265	30.1%	108.7%
Other income	—	—%	—	—%	—%
Property lease and management	2,216	6.6%	2,575	14.7%	(13.9%)
Total income	$33,640	100.0%	$17,504	100.0%	92.2%

•	Income for the three months ended September 30, 2016, increased 92.2% to $33.6 million, from $17.5 million in the prior-year period, primarily due to the Company’s ramp-up of its Internet-based business segment, particularly its CeraPay and CeraVest products.

•	Service charges, which represent CeraPay transaction fees, late payment fees and penalties for CeraPay, increased by 111.5% to $20.4 million in the three months ended September 30, 2016, from $9.7 million in the prior-year period, due to an increased volume of CeraPay transactions. During the third quarter of 2016, RMB6.4 billion (approximately $981 million) of transactions were processed through CeraPay, an increase of 126.1% from the RMB2.9 billion (approximately $462 million) processed in the third quarter of 2015.

•	Interest income, which represents interest earned on CeraVest loans, penalty fees and origination fees, increased by 108.7% to $11.0 million in the three months ended September 30, 2016, from $5.3 million in the prior-year period. This change was due to a significant increase in the aggregate amount of CeraVest loans facilitated by the Company. At September 30, 2016, CeraVest’s portfolio had a total unpaid principal balance of RMB2.6 billion (approximately $395 million), an increase of 78.8% from the RMB1.4 billion (approximately $227 million) in CeraVest total unpaid principal outstanding at September 30, 2015.

Fincera Inc. December 1, 2016	Page 3

•	Property lease and management revenues totaled $2.2 million in the three months ended September 30, 2016 and represent the revenues of the property lease and management business. This activity represents a decrease of 13.9% compared to the prior year period due to a decrease in the occupancy rates between the two periods. During the three months ended September 30, 2016, the occupancy rate of the Kai Yuan Finance Center was 68%, as compared to 94% at September 30, 2015.

Operating Costs and Expenses

•	The Company’s operating costs and expenses increased by 96.4% to $32.3 million during the third quarter of 2016 from $16.4 million in the prior-year period, primarily due to increased interest expense, provision for credit losses, product development expense, selling and marketing expense, and general and administrative expenses to support the growth of the Company’s Internet-based business.

Income (loss) from continuing operations before income taxes

•	Income (loss) from continuing operations before income taxes totaled $1.4 million during the third quarter of 2016, compared to $1.1 million in the prior-year period, primarily due to the ramp up of the Company’s Internet-based business.

(Loss) income from discontinued operations, net of taxes

•	Loss from discontinued operations, net of taxes, totaled $1.1 million during the third quarter of 2016, compared to a loss of $1.5 million in the prior-year period, primarily due to the winding down of the legacy truck leasing business. This decrease in loss resulted from the winding down of the businesses classified as discontinued operations.

Net Loss

•	Net loss totaled $81,000 during the third quarter of 2016, compared to $0.7 million in the prior-year period.

Balance Sheet Highlights

At September 30, 2016, Fincera’s cash and cash equivalents (not including restricted cash) were $77.9 million and working capital was $158.2 million, compared to $62.0 million and $162.6 million, respectively, at December 31, 2015. Total liabilities were $701.3 million, and stockholders’ equity was $250.2 million, compared to $494.2 million and $256.1 million, respectively, at December 31, 2015.

About Fincera Inc.

Founded in 2005, Fincera Inc. (OTCQB: AUTCF) provides innovative web-based financing and ecommerce services for small and medium-sized businesses and individuals in China. The Company also operates a network of branch offices in 31 provinces, municipalities, and autonomous regions across China. Fincera’s primary service offerings include a credit advance/online payment-processing network and a web-based small business lending platform. The Company’s website is http://www.fincera.net. Fincera trades on the OTCQB venture stage marketplace for early stage and developing U.S. and international companies. OTCQB companies are current in their reporting and undergo an annual verification and management certification process.

Safe Harbor Statement

This press release contains forward-looking statements made pursuant to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements represent the Company’s current expectations or beliefs concerning future events, plans, strategies, or objectives that are subject to change, and actual results may differ materially from the forward-looking statements. Without limiting the foregoing, the words “expect,” “plan”, “believe,” “seek,” estimate,” “aim,” “intend,” “anticipate,” “believe,” and similar expressions are intended to identify forward-looking statements. Forward-looking statements may involve known and unknown risks factors over which the Company has no control. In addition to the events and factors disclosed previously and from time to time in the Company’s filings with the SEC, including the Company’s Annual Report on Form 20-F for the period ended December 31, 2015, the following factors, among others, could cause actual results to meaningfully differ from those set forth in the forward-looking statements:

•	changing principles of generally accepted accounting principles;
•	continued compliance with government regulations;
•	legislation or regulatory environments, requirements or changes adversely affecting the financial services industry in China;
•	fluctuations in customer demand;

Fincera Inc. December 1, 2016	Page 4

•	management of rapid growth;
•	general economic conditions;
•	changes in government policy;
•	China’s overall economic conditions and local market economic conditions;
•	the Company’s ability to expand through strategic acquisitions;
•	the Company’s business strategy and plans, including whether its new financial services products are accepted by consumers;
•	the Company’s ability to leverage its financing platform to achieve operating efficiencies while maintaining investor confidence;
•	the likelihood of investors to continue to invest in the Company’s platform;
•	expected rates of returns for investors;
•	credit risk affecting the Company’s revenue and profitability – such as being able to manage the default risk of customers;
•	the results of future financing efforts; and
•	geopolitical events.

In this press release, forward-looking statements include those related to the recently completed acquisition of hotel property operations. Such acquisition includes various risks, including that:

•	the hotel operations may not be profitable after a subsidy provision expires, or at all;
•	the acquisition is outside the scope of the Company’s core operations; and
•	the entry into a new business activity may not be viewed favorably by investors and could adversely affect the Company’s share price.

The information set forth herein should be read in light of such risks. Forward-looking statements speak only as of the date of this communication or the date of any document incorporated by reference in this document. Except as required by applicable law, the Company does not undertake to update these forward-looking statements to reflect future events or circumstances.

CONTACT	Investor Relations
At the Company	The Equity Group Inc.
Jason Wang	Carolyne Y. Sohn
Chief Financial Officer	Senior Associate
(858) 997-0680 / jcwang@fincera.net	(415) 568-2255 / csohn@equityny.com

Adam Prior
Senior Vice President
(212) 836-9606 / aprior@equityny.com

Fincera Inc. December 1, 2016	Page 5

FINCERA INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE (LOSS) (Unaudited)

(USD in thousands except share and per share data)

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015

Income
Service charges	$20,435	$9,664	$52,687	$19,416
Interest income	10,989	5,265	22,183	7,905
Other income	—	—	767	—
Property lease and management	2,216	2,575	7,212	7,204
Total income	33,640	17,504	82,849	34,525

Operating Costs and Expenses
Interest expense	9,381	3,983	24,008	11,821
Interest expense, related parties	1,510	2,495	4,131	4,374
Provision for credit losses	9,177	4,138	18,427	5,881
Product development expense	2,371	1,601	6,578	4,358
Property and management cost	567	673	1,566	1,799
Selling and marketing	3,650	509	8,791	1,033
General and administrative	5,611	3,033	15,395	8,200
Total operating costs and expenses	32,267	16,432	78,896	37,466

Income (loss) from continuing operations before income taxes	1,373	1,072	3,953	(2,941)
Income tax provision (benefit)	383	237	1,267	(739)
Income (loss) from continuing operations	990	835	2,686	(2,202)

(Loss) income from discontinued operations, net of taxes	(1,071)	(1,511)	(2,278)	7,204
Net (loss) income	(81)	(676)	408	5,002
Foreign currency translation adjustment	(2,424)	(10,531)	(7,151)	(10,271)

Comprehensive (loss)	(2,505)	(11,207)	(6,743)	(5,269)

Earnings (loss) per share
Basic
Continuing operations	$0.04	$0.04	$0.11	$(0.09)
Discontinued operations	(0.05)	(0.06)	(0.10)	0.31
	$(0.01)	$(0.02)	$0.01	$0.22

Diluted
Continuing operations	$0.04	$0.03	$0.11	$(0.09)
Discontinued operations	(0.05)	(0.06)	(0.10)	0.30
	$(0.01)	$(0.03)	$0.01	$0.21

Weighted average shares outstanding
Basic	23,554,485	23,549,644	23,554,639	23,549,644
Diluted	24,186,885	24,012,958	24,150,931	24,046,939

Fincera Inc. December 1, 2016	Page 6

FINCERA INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(USD in thousands except share and per share data)

	September 30,	December 31,
	2016	2015
	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	$77,876	$61,957
Restricted cash	7,993	157
Other financing receivables, net	316,862	235,349
Loans, net	383,923	250,659
Deposits for inventory, related party	46,424	—
Prepaid expenses and other current assets	3,828	1,520
Current assets of discontinued operations	22,597	104,595
Total current assets	859,503	654,237

Noncurrent assets
Property, equipment and leasehold improvements, net	69,589	73,817
Deferred income tax assets	12,596	7,011
Non-current assets of discontinued operations	9,811	15,250

Total assets	$951,499	$750,315

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Short-term bank borrowings (including short-term bank borrowings of the consolidated VIEs without recourse to Fincera of $76,283 and $56,363 as of September 30, 2016 and December 31, 2015, respectively)	85,268	75,921
Long-term bank borrowings, current portion (including long-term bank borrowings, current portion of the consolidated VIEs without recourse to Fincera of nil and nil as of September 30, 2016 and December 31, 2015, respectively)	—	13,860
Borrowed funds from CeraVest investors, related party (including borrowed funds from CeraVest investors, related party of the consolidated VIEs without recourse to Fincera of $22 and $2,716 as of September 30, 2016 and December 31, 2015, respectively)	3,556	2,716
Borrowed funds from CeraVest investors (including borrowed funds from CeraVest investors of the consolidated VIEs without recourse to Fincera of $251,277 and $202,725 as of September 30, 2016 and December 31, 2015, respectively)	404,671	202,725
Financing payables, related parties (including financing payables, related parties of the consolidated VIEs without recourse to Fincera of $94,652 and $58,620 as of September 30, 2016 and December 31, 2015, respectively)	130,122	106,869
Other payables and accrued liabilities (including other payables and accrued liabilities of the consolidated VIEs without recourse to Fincera of $31,599 and $14,334 as of September 30, 2016 and December 31, 2015, respectively)	60,143	35,806
Income tax payable (including income tax payable of the consolidated VIEs without recourse to Fincera of $3,809 and $2,562 as of September 30, 2016 and December 31, 2015, respectively)	5,289	3,317
Current liabilities of discontinued operations (including current liabilities of discontinued operations of the consolidated VIEs without recourse to Fincera of $7,630 and $9,868 as of September 30, 2016 and December 31, 2015, respectively)	12,214	50,445
Total current liabilities	701,263	491,659

Fincera Inc. December 1, 2016	Page 7

FINCERA INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS - Continued

(USD in thousands except share and per share data)

	September 30,	December 31,
	2016	2015
	(unaudited)
Noncurrent liabilities
Non-current liabilities of discontinued operations (including non-current liabilities of discontinued operations of the consolidated VIEs without recourse to Fincera of nil and nil as of September 30, 2016 and December 31, 2015, respectively)	—	2,587
Total liabilities	701,263	494,246

Commitments and Contingencies	—	—

Stockholders’ equity
Preferred shares, $0.001 par value authorized - 1,000,000 shares; issued – none	—	—
Ordinary shares - $0.001 par value authorized – 1,000,000,000 shares; issued and outstanding – 23,559,221 shares at September 30, 2016; and $0.001 par value authorized – 100,000,000 shares; issued and outstanding – 23,550,993 shares at December 31, 2015	24	24
Additional paid-in capital	330,186	329,276
Statutory reserves	24,478	27,014
Accumulated deficit	(112,285)	(115,229)
Accumulated other comprehensive income	7,833	14,984
Total stockholders’ equity	250,236	256,069

Total liabilities and stockholders’ equity	$951,499	$750,315